Exhibit 99.165

Consent of Tommaso Roberto Raponi

Reference is made to the Technical Report and Prefeasibility Study, authored by Ausenco Engineering Canada Inc., AGP Mining Consultants Inc. and SRK Consulting (Canada) Inc., dated as of July 22, 2021 (the “Report”). The undersigned hereby consents to the use of those sections of the Report which they were responsible for preparing, and the information derived therefrom, as well as the reference to their name, in each case where used or incorporated by reference in the Registration Statement on Form 40-F of Skeena Resources Limited, being filed with the United States Securities and Exchange Commission, and Amendment No. 1 thereto.

/s/ Tommaso Roberto Raponi

Tommaso Roberto Raponi

Dated: October 22, 2021